                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                                For May 26, 2005
                         Commission File Number 0- 50822

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]      Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [ ]       No [X]

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) is pleased to announce an amendment to its Option Agreement with RNC Gold Inc. (TSX: RNC)
covering the promising silver-gold Picachos Project. The Letter of Intent grants
Northwestern the right to acquire a 100% interest in the property portfolio. The
Picachos Project includes the 7,700-hectare (19,000-acre) silver-gold Picachos project area located in Durango State and the 17,800-hectare (43,900-acre) Tango gold claims in Sinaloa State.

"Through this Letter of Intent, Northwestern can significantly increase its stake in southwestern Mexico," said Kabir Ahmed, President and CEO of
Northwestern. "Based on work conducted to date, favorable geology and the close proximity to producing mines, we believe the Picachos Project hosts exciting potential. We look forward to continued exploration and development at Picachos with a view to reaching commercial production."

The 2005 exploration program at Picachos is continuing, and consists of airborne magnetometer surveys, soil geochemistry and trenching. Work is expected to be completed in the third quarter of 2005. On the Tango gold claims, all of the characteristics reported from an initial exploration program suggest that the property may overlie a significant high-sulfidation epithermal gold system with both bulk tonnage and high-grade vein potential.

Under the terms of the Letter of Intent, Northwestern will be granted the right at feasibility to acquire RNC's remaining 50% stake in the Picachos Project. The purchase price of C$20 million is payable as: C$3 million at feasibility, C$9 million at the commencement of commercial production, and C$2 million on each of the first through fourth anniversaries of the commencement of commercial production. Upon execution of a Formal Agreement, incorporating the terms of the
Letter of Intent, Northwestern will issue 100,000 common shares from its treasury to RNC as consideration for the agreement. The shares will be subject to any applicable regulatory hold periods. Completion of this Agreement is subject to board and regulatory approval."

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Northwestern Mineral Ventures Inc.

                                              By: /s/ Kabir Ahmed
                                              -------------------
                                                  Kabir Ahmed
                                                  President

Date: May 26, 2005